Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

March 7, 2012

VIA EDGAR CORRESPONDENCE

Division of Investment Management

United Stated Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Christina DiAngelo, Kieran G. Brown

Re:	DWS Institutional Funds (File No. 811-06071)(the “Registrant”) Registration Statement on Form N-14 (File No. 333-178569)

Ladies and Gentlemen,

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) regarding the registration statement of the Registrant on Form N-14 (the “Registration Statement”), which Ms. DiAngelo and Mr. Brown provided via telephone on January 20, 2012 (the “Comments”). The Registration Statement contemplates the merger of DWS S&P 500 Plus Fund, a series of DWS Value Equity Trust (“S&P Plus”), into DWS S&P 500 Index Fund, a series of the Registrant (“S&P Index”).

The Registrant will file a pre-effective amendment to the Registration Statement reflecting changes identified below in response to the Comments and making other updates. We currently intend to file a pre-effective amendment to the Registration Statement today, March 7, 2012, or as soon as possible thereafter.

The Staff’s comments are restated below followed by the Registrant’s responses.

1.	Comment: Please provide an analysis of the accounting survivor analysis for the merger.

Response: The analysis has been included as an Attachment to this correspondence.

2.	Comment: Please provide the accountant’s consent with the next pre-effective amendment to the Registration Statement. In addition, please confirm that Form N-CSR covering the fiscal year ended December 31, 2011 has been filed for S&P Index or please provide a copy of the audited financial statements for S&P Index for the fiscal year ended December 31, 2011.

Response: The accountant’s consent will be filed with the next pre-effective amendment to the Registration Statement. Form N-CSR for S&P Index covering the fiscal year ended December 31, 2011 was filed on March 2, 2012.

3.	Comment: Wherever the proxy statement references the Board’s intention to consider other alternatives in the event that the merger is not approved by shareholders, please elaborate regarding what other alternatives would be considered. In addition, in correspondence please discuss whether the Board considered a merger with an unaffiliated fund and, if not, why not.

Response: In the event the merger is not approved by shareholders, the Board likely would consider a range of alternatives, including in particular the liquidation of the fund. Relevant changes to disclosure in the proxy statement have been made to reflect this.

As is noted in the proxy statement, DWS advised the Board that the S&P Plus’s GTAA strategy had not performed consistently in the volatile global market environment that has prevailed in recent periods, and may no longer be viable in view of the uncertain outlook for global markets. Given that the source of S&P Plus’s underperformance was related to the GTAA strategy, and not the index investing strategy, the main alternatives considered were a liquidation and a merger with a traditional index fund with the same benchmark as S&P Plus, but without the volatility of the GTAA strategy. While the Board is always mindful of the possibility of a merger with an unaffiliated fund, it concluded that a merger with S&P Index, which has the same benchmark as S&P Plus but does not implement a GTAA strategy, and provides shareholders with the same services and features (including exchange capabilities with other DWS funds) as S&P Plus, was in the best interests of S&P Plus.

4.	Comment: Throughout the proxy statement, where reference is made to the possibility of rebalancing the portfolio of S&P Plus in anticipation of the merger, please quantify the percentage of the fund that is expected to be repositioned. If it is anticipated that greater than 5% of the fund would be repositioned, additional disclosure in the proxy statement would be required.

Response: Appropriate disclosure has been added to the proxy statement to indicate the expectation that less than 2% of S&P Plus is expected to be repositioned in connection with the merger.

5.	Comment: S&P Plus currently operates with a unitary fee and a fulcrum fee. Please explain the rationale for the fee structure.

Response: In approving the current S&P Plus management fee structure, which was approved by Fund shareholders in 2008, the Board noted that the Adviser would be obligated to provide a broader range of services, bear additional categories of expenses and undertake substantial economic risk in return for the unitary/fulcrum fee than would be the case under a typical management contract. The Adviser pays for, among other things, the expenses for administration, custody, transfer agency, registration, shareholder reports and professional services, which would otherwise have been paid by S&P Plus.

6.	Comment: The proxy statement indicates that S&P Plus currently is not paying any unitary fee. Please provide a recent date as of which the statement is accurate.

Response: The proxy statement has been updated to indicate that S&P Plus was not paying any unitary fee as of December 31, 2011.

7.	Comment: On the first page of the Prospectus/Proxy Statement a number of documents are incorporated by reference into the Prospectus/Proxy Statement. Note that references to documents “as supplemented from time to time” should specify instead that the reference is to supplements filed through the date of the Registration Statement.

Response: The noted references have been changed as requested.

8.	Comment: Please update the tables showing each fund’s investment portfolio composition to reflect December 31, 2011 figures for S&P Index.

Response: The investment portfolio composition tables have been updated.

9.	Comment: In the Shareholder Fees table, in the column under Class R shares, please replace the “N/A” references for S&P Index with the appropriate numbers for Class A shares and add a footnote indicating that the numbers represent the fees that would be applicable to Class A shares.

Response: The requested change has been made.

10.	Comment: Because Class R shareholders of S&P Plus will receive Class A shares of S&P Index in the proposed merger, please include discussion in the proxy statement regarding the potential additional costs incurred by Class A shareholders vs. Class R shareholders.

Response: Disclosure has been added under “Description of the Merger Shares” in Section IV of the proxy statement.

11.	Comment: In the Annual Fund Operating Expenses table, (1) update all estimates to December 31, 2011 data; and (2) remove any footnotes to the table that would not generally be permitted in a summary prospectus (relevant disclosure could be included in a paragraph preceding or following the table).

Response: The requested changes have been made.

12.	Comment: Please ensure that the proxy statement includes disclosure of the estimated total costs of the merger, including any potential costs related to the repositioning of S&P Plus in anticipation of the merger.

Response: Appropriate disclosure has been added to the proxy statement.

13.	Comment: Item 3 of Form N-14 requires the Registrant to discuss, immediately after the synopsis of the information included in the prospectus, the principal risk factors of investing in the Registrant. Please add a brief discussion of the risk factors at the beginning of Section II of the Prospectus/Proxy Statement.

Response: The disclosure in the proxy statement has been revised to place a discussion of principal risk factors at the beginning of Section II.

14.	Comment: In the discussion of risk factors that S&P Plus is subject to, there is a reference under “Tracking error risk” to the fact that the fund incurs fees and expenses that an index does not incur. Note that both S&P Index and S&P Plus are subject to this risk, though the risk may be more pronounced for S&P Plus. Please add language to clarify that the risk is not solely a risk for S&P Plus.

Response: Applicable disclosure has been added to the proxy statement.

15.	Comment: Please update performance bar charts and tables to include 2011 calendar year performance.

Response: Performance information has been updated.

16.	Comment: Please update the capitalization table to December 31, 2011. Include a note explaining the pro forma adjustment figures and add a note indicating that the number of shares may be different on the merger date.

Response: The capitalization table has been updated.

17.	Comment: Please add disclosure regarding the number of shares outstanding for S&P Index.

Response: The requested disclosure has been added.

18.	Comment: Please update the financial highlights for S&P Index to December 31, 2011 data.

Response: The updated financial highlights have been included.

19.	Comment: Please provide full pro forma financial statements rather than a narrative pro forma.

Response: Pro forma financial statements will be included in the next pre-effective amendment to the Registration Statement.

20.	Comment: In the Merger SAI, please incorporate the current Statement of Additional Information of S&P Plus by reference.

Response: The requested change has been made.

If you have any questions regarding the foregoing or need additional information, please do not hesitate to call me at (617) 295-3681.

Very truly yours,

/s/ Laura McCollum

Laura McCollum

Vice President

cc.	Thomas Hiller, Ropes & Gray LLP
Alexandra Oprescu, Ropes & Gray LLP

DWS S&P 500 PLUS FUND MERGER - SURVIVING FUND ANALYSIS

Deutsche Investment Management Americas Inc. (the “Advisor”), DWS S&P 500 Index Fund, a series of DWS Institutional Funds (“S&P Index”) and DWS S&P 500 Plus Fund, a series of DWS Value Equity Trust (“S&P Plus” and collectively with S&P Index, the “Funds”) believe that S&P Index is the appropriate accounting survivor of the merger of the Funds for the reasons discussed below. The Advisor consulted with the Funds’ legal counsel in making this determination.

In the North American Security Trust No-Action Letter,1 the staff of the Securities and Exchange Commission set forth certain factors that should be considered in determining whether a surviving fund may use the historical performance of one of several predecessor funds. The staff stated that comparison should be made of the attributes of the surviving fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. The staff noted that among the factors to be compared are: the funds’ investment advisors; the funds’ expense structures and expense ratios; the funds’ investment objectives, policies and restrictions; the funds’ portfolio composition; and the funds’ asset size (the “NAST Factors”). Each of these factors is discussed below for the proposed merger of S&P Plus into S&P Index.

[1]	Pub. avail. Aug. 5, 1994.

Investment Advisors; Continuity of Management

Deutsche Investment Management Americas Inc. (“DIMA” or the “Advisor”) is the investment advisor for each Fund and will continue to be the investment advisor for the surviving fund. Both Funds are overseen by the same Board.

The Funds currently have different subadvisors – S&P Plus is subadvised by QS Investors, LLC, while S&P Index is subadvised by Northern Trust Investments, Inc. The portfolio manager who currently manages S&P Index will continue to manage the surviving fund’s investment portfolio in the same manner in which he is currently managing S&P Index. Accordingly, the Advisor believes that the historical performance of S&P Index is indicative of the performance of the surviving fund.

Expense Structures and Expense Ratios

The two Funds have different expense structures. S&P Plus pays DIMA a unitary performance-based fee (the “Unitary Fulcrum Fee”), calculated daily and paid monthly, equal to an annual rate of 0.50% (Base Fee), adjusted as described below, of the Fund’s average daily net assets for the previous 365-day period (“Performance Period”). The Base Fee adjusts to as high as 1.00% or as low as zero, depending on how the Fund’s investment performance (based on the total return of Class S shares) for the Performance Period compares with a benchmark equal to the sum of the investment record of the S&P 500 Index plus 0.50% (Performance Benchmark) over the Performance Period. For S&P Index, the Fund invests substantially all of its assets in a master portfolio, DWS Equity 500 Index Portfolio (“S&P Index Portfolio” or the “Portfolio”), which also accepts investments from other feeder funds. DIMA receives a management fee from the Portfolio at the annual rate of 0.05% of daily net assets. S&P Index bears a share of the management fee proportionate to its share of assets in the Portfolio. DIMA also receives an administrative fee of 0.10% from S&P Index, and an administrative fee of 0.03% from the S&P Index Portfolio. S&P Plus does not bear a separate administrative fee.

The surviving fund will not have a performance based management fee, instead the expense structure of the surviving fund will be that of S&P Index.

Investment Objective, Policies and Restrictions	Both Funds seek to closely track the performance of the S&P 500 Index. S&P Plus invests at least 80% of its total assets in stocks of companies included in the index, while S&P Index invests substantially all of its assets in S&P Index Portfolio. S&P Index Portfolio invests at least
80% of assets in stocks of companies included in the S&P 500 Index. S&P Plus also employs a global tactical asset allocation strategy (“GTAA Strategy”) which invests in derivatives in an attempt to enhance returns. Following the merger, the surviving fund will pursue the investment objective, policies and restrictions of S&P Index.

Portfolio Composition	Because the two Funds have instituted similar investment strategies, the current investment portfolios are similar. Portfolio management does not anticipate a need to significantly rebalance the portfolio of S&P Plus in connection with the merger (based on current portfolio holdings, it is estimated that less than 2% of the portfolio holdings of S&P Plus would potentially be sold in connection with the merger), although it will need to close out the derivative positions used to implement the GTAA Strategy. No changes to the surviving fund’s portfolio are anticipated. At the time that the merger is consummated it is anticipated that all holdings of the surviving fund will be consistent with the investment objective, policies and restrictions of S&P Index.

Asset Size	S&P Index is significantly larger than S&P Plus. As of December 31, 2011, S&P Plus had approximately $186 million in net assets and S&P Index had approximately $531 million in net assets.

In terms of the structure of the transaction, the merger would involve the following steps: (i) all of S&P Plus’s portfolio securities would be transferred to S&P Index Portfolio solely in exchange for an interest in S&P Index Portfolio; (ii) all assets and liabilities of S&P Plus (including the Fund’s interest in S&P Index Portfolio) will be transferred to and assumed by S&P Index solely in exchange for shares of S&P Index (the “Merger Shares”); and (iii) the Merger Shares will be distributed to shareholders of S&P Plus in complete liquidation of S&P Plus. All Merger Shares delivered to S&P Plus will be delivered at net asset value without a sales load, commission or other similar fee being imposed. Immediately following the transfer, the appropriate class of Merger Shares received by S&P Plus will be distributed pro rata, on a tax-free basis for federal income tax purposes, to its shareholders of record. S&P Plus will liquidate and dissolve following the distribution of these S&P Index shares to its shareholders.

All five NAST Factors indicate that the surviving fund will more closely resemble S&P Index. With respect to continuity of management, the surviving fund will be overseen by the Board that currently oversees both Funds, the existing investment advisor to both Funds will continue in that role, and the current subadvisor for S&P Index will remain in place on the surviving fund. The surviving fund will continue to employ S&P Index’s fee structure, which is significantly different from that of S&P Plus. With respect to portfolio composition, both Funds currently have similar portfolio holdings, although

S&P Plus will need to close out the derivative positions used to implement the GTAA Strategy. All holdings of the surviving fund will be consistent with the investment objective, policies and restrictions of S&P Index. The relative asset size of the two Funds also indicates that the surviving fund more closely resembles S&P Index.

After consultation with the Funds’ legal counsel, and in light of the NAST Factors, the Advisor and the Funds believe that the surviving fund will more closely resemble S&P Index, and S&P Index is therefore the appropriate survivor of the merger.